UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Century Therapeutics, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
15673T100
(CUSIP Number)
December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	15673T100

1	Names of Reporting Persons
FUJIFILM Cellular Dynamics, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
6,955,207
	6	Shared Voting Power
0
	7	Sole Dispositive Power
6,955,207
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
6,955,207
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]

11	Percent of class represented by amount in row (9)
12.7%*
12	Type of Reporting Person (See Instructions)
CO

* Based on the Issuer having 54,641,380 shares of Common Stock issued and outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter end of September 30, 2021.

CUSIP No.	15673T100

1	Names of Reporting Persons
FUJIFILM Corporation
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Japan
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
6,955,207
	6	Shared Voting Power
0
	7	Sole Dispositive Power
6,955,207
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
6,955,207
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]

11	Percent of class represented by amount in row (9)
12.7%*
12	Type of Reporting Person (See Instructions)
HC, CO

* Based on the Issuer having 54,641,380 shares of Common Stock issued and outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter end of September 30, 2021.

CUSIP No.	15673T100

1	Names of Reporting Persons
FUJIFILM Holdings America Corporation
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
6,955,207
	6	Shared Voting Power
0
	7	Sole Dispositive Power
6,955,207
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
6,955,207
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]

11	Percent of class represented by amount in row (9)
12.7%*
12	Type of Reporting Person (See Instructions)
HC, CO

* Based on the Issuer having 54,641,380 shares of Common Stock issued and outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter end of September 30, 2021.

CUSIP No.	15673T100

1	Names of Reporting Persons
FUJIFILM Holdings Corporation
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Japan
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
6,955,207
	6	Shared Voting Power
0
	7	Sole Dispositive Power
6,955,207
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
6,955,207
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]

11	Percent of class represented by amount in row (9)
12.7%*
12	Type of Reporting Person (See Instructions)
HC, CO

* Based on the Issuer having 54,641,380 shares of Common Stock issued and outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter end of September 30, 2021.

Item 1.

(a)	Name of Issuer: Century Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 3675 Market Street, Philadelphia, PA 19104

Item 2.

(a)	Name of Person Filing (each a “Reporting Person”):

1.       FUJIFILM Cellular Dynamics, Inc.

2.       FUJIFILM Corporation

3.       FUJIFILM Holdings America Corporation

4.       FUJIFILM Holdings Corporation

FUJIFILM Cellular Dynamics, Inc. is the direct owner of 6,955,207 shares of Common Stock (as defined below). FUJIFILM Cellular Dynamics, Inc. is a wholly owned subsidiary of FUJIFILM Holdings America Corporation; FUJIFILM Holdings America Corporation is a wholly owned subsidiary of FUJIFILM Corporation; and FUJIFILM Corporation is a wholly owned subsidiary of FUJIFILM Holdings Corporation. Accordingly, each of FUJIFILM Holdings America Corporation, FUJIFILM Corporation and FUJIFILM Holdings Corporation may be deemed to beneficially own the 6,955,207 shares of Common Stock indirectly.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the business office of each Reporting Person is:

FUJIFILM Cellular Dynamics, Inc. 525 Science Drive Madison, WI 53711

FUJIFILM Corporation 7-3 Akaska 9-CHOME Minato-KU Tokyo M0 107-0052

FUJIFILM Holdings America Corporation 200 Summit Lake Drive Valhalla, NY 10595-1356

FUJIFILM Holdings Corporation 7-3 Akaska 9-CHOME Minato-KU Tokyo M0 107-0052

(c)	Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated by reference for each Reporting Person.

(d)	Title and Class of Securities: Common Stock, par value $0.0001 per share (the “Common Stock”)

(e)	CUSIP No.: 15673T100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

1. FUJIFILM Cellular Dynamics, Inc.

(a)	Amount Beneficially Owned: 6,955,207 shares of Common Stock.

(b)	Percent of Class: 12.7% based on the Issuer having 54,641,380 shares of Common Stock issued and outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter end of September 30, 2021.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 6,955,207

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 6,955,207

(iv)	Shared power to dispose or to direct the disposition of: 0

2. FUJIFILM Corporation

(a)	Amount Beneficially Owned: 6,955,207 shares of Common Stock.

(b)	Percent of Class: 12.7% based on the Issuer having 54,641,380 shares of Common Stock issued and outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter end of September 30, 2021.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 6,955,207

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 6,955,207

(iv)	Shared power to dispose or to direct the disposition of: 0

3. FUJIFILM Holdings America Corporation

(a)	Amount Beneficially Owned: 6,955,207 shares of Common Stock.

(b)	Percent of Class: 12.7% based on the Issuer having 54,641,380 shares of Common Stock issued and outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter end of September 30, 2021.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 6,955,207

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 6,955,207

(iv)	Shared power to dispose or to direct the disposition of: 0

4. FUJIFILM Holdings Corporation

(a)	Amount Beneficially Owned: 6,955,207 shares of Common Stock.

(b)	Percent of Class: 12.7% based on the Issuer having 54,641,380 shares of Common Stock issued and outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter end of September 30, 2021.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 6,955,207

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 6,955,207

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FUJIFILM Cellular Dynamics, Inc.

Dated:  February 11, 2022

By: /s/ Takeshi Yamamoto

Name/Title: Takeshi Yamamoto/President and Chief Executive Officer

FUJIFILM CORPoration

Dated:  February 11, 2022

By: /s/ Takeshi Yamamoto, as Attorney-in-fact for FUJIFILM Corporation

Name/Title: Takeshi Yamamoto/Attorney-in-fact for FUJIFILM Corporation fujifilm holdings america corporation

Dated:  February 11, 2022

By: /s/ Takeshi Yamamoto, as Attorney-in-fact for FUJIFILM Holdings America Corporation

Name/Title: Takeshi Yamamoto/Attorney-in-fact for FUJIFILM Holdings America Corporation fujifilm holdings corporation

Dated:  February 11, 2022

By: /s/ Takeshi Yamamoto, as Attorney-in-fact for FUJIFILM Holdings Corporation

Name/Title: Takeshi Yamamoto/Attorney-in-fact for FUJIFILM Holdings Corporation

Exhibit Index

99.1 Joint Filing Agreement and Power of Attorney